ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from
17 December 2008 to 5 February 2009

DATE	DETAILS
3 February 2009	Final Terms published for NG plc issue of £400m 6.125 per cent. Instruments due 2014 (under NGplc / NGET Euro 15Bn Euro Medium Term Note Programme).

2 February 2009	Voting Rights and Capital (monthly update)

27 January 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

26 January 2009	Director interests- Bob Catell share purchase and John Allan impending external appointment.

22 January 2009	Directors’ Share interests- Dividend Reinvestment

21 January 2009	Final Terms published for NG plc issue of £500m 6.5 per cent. Instruments due 2014 (under NGplc / NGET Euro 15Bn Euro Medium Term Note Programme).

14 and 20 January 2009	Voting Rights and Capital (Transfers of shares out of Treasury)

9 January 2009	Final Terms published for NG plc issue of £25m -5.50 per cent. Instruments due 2013 (under NG plc/NGET Euro 15Bn Euro Medium Term Note Programme).

8 January 2009	Directors Interests-Share Incentive Plan-monthly update (updated partner interest)

6 January 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

5 January 2009	Directors’ Share interests- Sharesave Scheme Grant of Options

2 January 2009	Voting Rights and Capital (monthly update)

17 December 2008	Final Terms published for National Grid plc’s issue of £35m 5.50 per cent. Instruments due 2013 (under NGplc/ NGET Euro 5Bn Euro Medium Term Note Programme).